

May 3, 2012

<u>Via E-mail</u>
Robert Swan
Senior Vice President and Chief Financial Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, CA 95125

      Re: eBay Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed January 31, 2012
             File No. 000-24821

Dear Mr. Swan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Andrew Mew

                      Andrew Mew
                      Accounting Branch Chief

<u>Via E-mail</u>
cc: Phillip DePaul